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                                                                    EXHIBIT 6(f)

                                                                 MD HEALTHSHARES
--------------------------------------------------------------------------------
                     3501 North Causeway Boulevard  Suite 800 Metairie, LA 70002
                                               (504)832-9815  FAX (504) 833-7685




                                March 21, 1997

Mr. Jay Neukomm
RD 1 Box 330A
Annville, PA 17003

        Re:  Offer of Employment

Dear Mr. Neukomm:

  This will confirm the terms upon which you are being offered full-time employment as the Vice President of Sales and Marketing of MD HealthShares Corporation (the "Company") in accordance with the position description attached hereto. As one of only a few employees of this newly organized company, some benefits being offered to you are necessarily subject to establishing and/or securing the appropriate employee benefit plans, programs and policies through which such policies are subject to a variety of federal and state laws and regulations and those laws and regulations may require or warrant changes in or elimination of some of the benefits outlined below. Consequently, while the company contemplates providing you with the benefits as outlined, this offer of benefits is qualified and the benefits contingent upon a final decision to establish or secure the necessary employee benefits plans, programs, and policies and actual terms of such plans, programs and policies.

  Your employment will be "at will" and nothing in this letter shall be construed as creating an employment contract or agreement with company for any fixed term.

  Subject to the foregoing, your employment by the company will include the following terms:

 . Annual base salary of $100,000, payable bi-weekly while employed at the company.

 . Eligibility for an annual bonus of up to 25% of your base salary. The annual bonus will be based upon targets to be set by mutual agreement between you and the Company shortly after commencement of your employment and will be modified annually as the Company deems prudent.

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                                      MD
                                 ------------
                                 HEALTHSHARES

 .  Restricted stock grants of the Company's Class A Non-Voting Common Stock
   ("New Common Stock") upon completion of 18, 36, 48, and 60 months of satisfactory employment, in the amounts of 1,000, 2,000, 2,000, and 3,000 respectively. Actual ownership in each restricted stock grant will vest at the rate of 1/3 per year pursuant to the attached step schedule. You will, however, be entitled to receive any dividends, income, or other ownership privileges from each restricted stock grant at the time of the grant.

   For example, upon the completion of 18 months of satisfactory employment service you will receive a grant of 1,000 shares. You will be given actual ownership of 333 at that time and be entitled to dividends, income or other ownership privileges in the remaining 667 shares. One year following the date of the initial grant, you will be entitled to actual ownership of another 333 shares with the actual ownership of the final 334 shares provided two years following the date of the initial grant.

   It is expressly understood that no such stock grant may be given unless and until the shareholders of the Company approve amendments to the Articles of Incorporation and Bylaws of the Company to authorize the New Common Stock and to approve the ownership of the Company's securities by non-physicians (Expect to get approval 3/22/97). It is also expressly understood that, assuming the issuance of New Common Stock, the terms and conditions of your rights to and in any such New Common Stock shall be set forth in a separate agreement or agreements which shall, among other things, outline any restrictions on the shares of New Common Stock.

 .  The Company will pay for family health benefits coverage through "Patients
   Choice", the Company's HMO subsidiary, or alternative health benefits coverage available to the Company's employees.

 . The Company will pay for standard long-term disability insurance that will provide for salary continuation in an amount equal to 50% of your annual base salary at the time of disability. Eligibility for and duration of long-term disability benefits will be subject to the policy terms in force at the time of disability.

 . A flexible Perk Program allowing you to direct an amount equal to five (5) percent of your annual base salary toward payment of an employee fringe benefit(s) of your choice (e.g., a car allowance). It is expressly understood that the establishment of the Flexible Perk Program shall be subject to and contingent upon an analysis of the relevant tax, ERISA and other legal and financial considerations.

 . The company will pay for standard Group Term Life Insurance valued at (2) times your annual base salary. Benefits will be subject to the policy terms in force at the time of death.

 . Participation in a defined contribution retirement plan based upon a percent of your base salary. Participation and benefits will be subject to the terms of the applicable plan documents in force at the time of retirement. It is expressly understood that establishment of such a defined contribution retirement plan shall be subject to and contingent upon an


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                                      MD
                                 ------------
                                 HEALTHSHARES

   analysis of the relevant tax, ERISA, and other legal and financial considerations. The company retains the right to amend, modify or terminate any such plan hereafter established in accordance with the terms of the plan document.

 . You will be eligible for participation in the Company's retiree health program. Eligibility for, participation in, and benefits available will be subject to the terms of the applicable plan documents in force at the time of retirement. It is expressly understood that establishment of such a retiree health plan shall be subject to and contingent upon an analysis of relevant tax, ERISA, and other legal and financial considerations. The Company retains the right to amend, modify or terminate any such plan hereafter established in accordance with the terms of the plan document.

 . Reasonable travel expenses will be reimbursed for travel on Company-related business upon submission of supporting documentation. This shall include reasonable costs of trips to New Orleans area for the purpose of selecting a home. In addition the Company shall reimburse for no more than six weekend commuting trips to and from New Orleans.

 . Relocation expenses to be covered by MD HealthShares. Should you not complete one full year of employment for any other reason that the Company's convenience, the relocation expenses will be recouped from your final compensation.

 . Temporary living arrangements will be made available to you for a period of up to six (6) months up to $7,000. Reasonable effort should be made to locate permanent housing during this period at which time temporary housing will be eliminated.

 .  You will be entitled to three weeks paid vacation annually.

 . It is expressly understood and agreed that you are an at-will employee and that the Company has the right to terminate your employment at any time with or without stated or actual reason. In the event of termination of your employment relationship, you will be eligible for the following benefits:

   For Cause Termination. The Company may terminate your employment at any time for cause and such termination will be effective immediately. For the purposes of this paragraph "for cause" shall mean dishonest, fraudulent, or illegal acts, activity harmful to the reputation of the Company, conduct deemed by the Company as not in the best interest of the Company, a violation of any statutory or common law duty of the Company. If you are terminated "for cause", you will be entitled to payment of any accrued salary and benefits through the date of termination and an additional lump-sum payment of one month's base salary. Any shares of New Common Stock that have vested must be sold back to the Company at the greater of book value or market price, if a market has been established. All shares of New Common Stock in which you have not yet vested in an actual ownership interest will revert to the Company. Purchase of shares shall occur within 90 days of the date of termination.
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                                      MD
                                 ------------
                                 HEALTHSHARES


   Termination for the Company's Convenience. The Company may, for its own convenience, terminate your employment at any time, without a "for cause" showing, by giving at least 30 days prior written notice. If your employment is terminated for the Company's Convenience, you will be entitled to payment of any accrued salary and benefits through the date of termination. In addition, you will be paid an additional six (6) months of base salary (no benefits except those required by law) as severance. Any shares of New Common Stock that have vested must be sold back to the Company at the greater of book value or market price, if a market has been established. All shares of New Common Stock in which you have not yet vested in an actual ownership interest will revert to the Company. Purchase of shares shall occur within 90 days of the date of termination.


   Voluntary Termination. You may terminate your employment with the Company at any time, for any reason, by giving the Company at least thirty (30) days prior written notice. If you terminate your employment, you will be entitled to payment of the accrued salary and benefits through the date of termination. Your will be eligible for no additional severance payments. Any shares of New Common Stock that have vested must be sold back to the Company at the greater of book value or market price, if a market has been established. All shares of New Common Stock in which you have not yet vested in an actual ownership interest will revert to the Company. Purchase of shares shall occur within 90 days of the date of termination.


   Please acknowledge your understanding of and agreement to these terms and conditions by signing the letter where indicated below. We look forward to your joining the MD HealthShares team as we move forward.


                                                Sincerely,
                                                MD HEALTHSHARES CORPORATION


                                                By: /s/ JAMES A. WHITE, M.D.
                                                   ---------------------------
                                                   James A. White, M.D.
                                                   Chairman, Board of Directors


Acceptance:

/s/ JAY NEUKOMM
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    Jay Neukomm


Effective Date:  3/22/97